Pantheon Infra Advisors LLC

555 California Street, Suite 3450

San Francisco, California 94104

June 9, 2025

WAIVER LETTER

AMG Pantheon Infrastructure Fund, LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

Re: Investment Management Fee Waiver

Ladies and Gentlemen:

This Waiver Letter documents an undertaking by Pantheon Infra Advisors LLC (the “Adviser”) to waive a portion of its investment management fee charged to AMG Pantheon Infrastructure Fund, LLC (the “Fund”), under an Investment Management Agreement between the Adviser and the Fund dated as of June 9, 2025, and as amended through the date hereof (the “Investment Management Agreement”).

In consideration of the investment management fee payable to the Adviser under an Investment Management Agreement between the Adviser and AMG Pantheon Infrastructure Subsidiary Fund, LLC dated as of June 9, 2025 (the “Subsidiary Fund Investment Management Agreement”), the Adviser hereby undertakes, effective June 9, 2025, to waive a portion of the investment management fee that the Adviser otherwise would have been entitled to receive with respect to any particular month from the Fund in an amount equal to the investment management fee paid to the Adviser under the Subsidiary Fund Investment Management Agreement with respect to such month.

This waiver shall continue until the earlier of (i) the mutual agreement of the Adviser and the Board of Directors of the Fund or (ii) such time that the Investment Management Agreement or the Subsidiary Fund Investment Management Agreement terminates.

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Sincerely,

Pantheon Infra Advisors LLC

By:	/s/ Kara Zanger
Name: Kara Zanger Title: Authorized Signatory Date:

ACKNOWLEDGED AND ACCEPTED

AMG Pantheon Infrastructure Fund, LLC

By:	/s/ Keitha L. Kinne
Name: Keitha L. Kinne Title: President Date: June 9, 2025